Exhibit 99.1

Oncolytics Biotech® Announces Closing of Public Offering of Units

CALGARY, June 1, 2017 /CNW/ - Oncolytics Biotech® Inc. (Oncolytics or the Company) (TSX:ONC) (OTCQX:ONCYF) today announced the closing of its previously announced underwritten public offering. Oncolytics sold 16,445,000 units (Units) (including Units issued pursuant to the exercise in full of the over-allotment option granted by the Company to the underwriters) at a purchase price of $0.70 per Unit for gross proceeds of approximately $11.5 million (the Offering). The net proceeds of the Offering were approximately $10.6 million, after deducting the underwriting commissions and other estimated offering expenses payable by Oncolytics. Oncolytics expects to use the net proceeds from the Offering for, among other things, expanding partnering activities, execution of the clinical development program for metastatic breast cancer and general corporate purposes.

A prospectus supplement and accompanying final base shelf prospectus describing the terms of the proposed offering has been filed on SEDAR. Copies of the prospectus supplement and accompanying final base shelf prospectus relating to the offering may be obtained from Canaccord Genuity, Attention: Syndication - Canaccord Genuity Corp., P.O. Box 516, 161 Bay Street, Suite 3000, Toronto, ON, M5J 2S1. Electronic copies of the prospectus supplement and accompanying final base shelf prospectus will also be available on SEDAR at www.sedar.com.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States, or to, or for the account or benefit of, a U.S. person absent such registration or an applicable exemption to such registration requirements. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted, including, but not limited to, the United States.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMID/targeted therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the expected use of proceeds from the Offering, the Company's expectations related to the Phase 2 clinical trial in prostate cancer and the Phase 1b trial in pancreatic cancers, future trials in these indications, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/01/c6594.html

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For further information: Oncolytics Investor & Media Contact, Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca

CO: Oncolytics Biotech Inc.

CNW 09:26e 01-JUN-17